PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Extorre Gold Mines Limited’s Annual Report on Form 40-F for the year ended December 31, 2010 of our audit report dated March 25, 2011, relating to the Consolidated Financial Statements for each of the years in the two year period ended December 31, 2010.

(signed) PricewaterhouseCoopers  LLP

Chartered Accountants
Vancouver, British Columbia
March 28, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers  LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers  global network or other member firms of the network, each of which is a separate and independent legal entity.